FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

MATERIAL FACT

THE BOARD OF DIRECTORS OF ENDESA RECOMMENDS THE E.ON OFFER AT 40 EUROS

The Board of Directors of Endesa, at a meeting held today, has unanimously agreed to view favorably the tender offer being made by E.ON at 40 euro per share, which is scheduled to expire on April 3, 2007, and to recommend that Endesa shareholders tender their shares pursuant to E.ON’s offer, for the following reasons:

1.	E.ON’s offer fairly reflects the value of Endesa and increases E.On’s most recent offer by 1.25 euro.

2.	The consideration being offered by E.ON consists entirely of cash, and E.ON’s offer is being made for 100 percent of Endesa’s shares.

3.
E.ON has stated its intention to continue implementing Endesa’s commercial strategy, including Endesa’s investment plan, and to preserve Endesa’s workforce, as well as its goal of promoting the development of the Spanish gas and electricity market, all as reflected in E.ON’s tender offer statement.

4.
E.ON’s offer is the only offer that complies with all of the requirements of current law and that is fully supported by the legal and financial guarantees that ensure its viability. It is also the only offer for which all relevant authorizations have been obtained.

Accordingly, all members of the Board of Directors of Endesa that own, directly or indirectly, Endesa shares have stated their intention to tender all of their Endesa shares pursuant to E.ON’s offer, except for 50 Endesa shares each.

Caja de Ahorros y Monte de Piedad de Madrid (Caja Madrid) has not yet adopted any decision with respect to whether it will accept E.ON’s offer but expects that it will be in a position to announce its decision following the meeting of its board of directors.

In making its recommendation, the Board of Directors of Endesa has considered the fairness opinions issued by its financial advisors, BNP Paribas S.A. Sucursal en España, Citigroup Global Markets Limited, Deutsche Bank AG London Branch, J.P. Morgan Plc, Lehman Brothers (Europe) Limited and Merrill Lynch Capital Markets España, S.A., all of which state that the consideration offered by E.ON is fair, from a financial point of view, to Endesa’s shareholders.

This communication is being made without prejudice to the publication of the Report of the Board of Directors of Endesa on the modified terms of E.ON’s offer, which shall be undertaken at the appropriate time in accordance with Royal Decree 1197/1991 on tender offers and in any case prior to April 3, 2007, the date on which E.ON’s offer is scheduled to expire.

Madrid, March 26, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: March 26, 2007	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations